May 8, 2012	News Release 12-10

SILVER STANDARD REPORTS FIRST QUARTER 2012 FINANCIAL RESULTS

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI, TSX: SSO) (“Silver Standard” or the “Company”) reports consolidated financial results for the first quarter ended March 31, 2012.

“One of our goals in 2012 is to demonstrate strong quarter-on-quarter performance at the Pirquitas mine. Record production and stable mine cost performance in the first quarter provides a strong start to build on for the rest of the year” said John Smith, President and CEO. “The Pitarrilla feasibility study is progressing well and will be presented to the Board in the second half of 2012. With the recent proceeds from the exercised Pretium warrants, Silver Standard is financially strong to develop our substantial project portfolio and continue aggressive exploration.”

First Quarter 2012 Highlights:
(All figures are in U.S. dollars unless otherwise noted)

  Record production of 2.2 million ounces of silver, a 24% quarter-on-quarter increase.

  Lowered direct mining costs to $11.86 per ounce of silver produced, a 21% quarter-on- quarter improvement.

  Operated the debottlenecked plant at an average of 4,567 tonnes per day throughput, a rate 14% above nominal design.

  Recorded revenues of $38.4 million on the sale of 1.5 million ounces of silver and 1.8 million pounds of zinc.

  Entered into two long-term silver concentrate sales contracts with smelters for 60% of monthly production commencing April 2012.

  During and subsequent to the quarter, enhanced corporate liquidity by realizing gross cash proceeds of C$71.0 million from exercised Pretium Resources Inc. (“Pretium”) share purchase warrants pursuant to the secondary offering completed last year.

Pirquitas Mine, Argentina

Summary Mine Operating Statistics (1)

		Q1 2012	Q4 2011	Q3 2011	Q2 2011	Q1 2011
Total Material Mined	Kt	4,297	4,640	4,185	4,483	4,172
Ore Processed	Kt	416	241	245	295	308
Silver Mill Feed Grade	g/tonne	221	274	250	261	233
Recoveries	%	77.3	82.4	82.9	80.0	73.6
Silver Produced	‘000 oz.	2,172	1,751	1,631	1,976	1,697
Direct Mining Cost	US$/oz.	$11.86	$14.97	$16.20	$11.57	$12.26
Total Cash Cost	US$/oz.	$20.30	$17.72	$20.60	$22.06	$23.23

(1)

The Company reports non-GAAP cost per ounce of silver produced to manage and evaluate operating performance at the Pirquitas mine. For a better understanding and a reconciliation of these measures to cost of inventory, as shown in the Company’s consolidated interim statement of income please refer to ‘Non-GAAP Financial Measures’ in item 13 of the MD&A.

Mine production

The Pirquitas mine recorded its highest quarterly production of 2.2 million ounces of silver during the first quarter of 2012. This is compared with silver production of 1.8 million ounces in the fourth quarter of 2011 and 1.7 million ounces in the first quarter of 2011. The stronger production was the result of improvements made to the crusher, the ball mill gearbox and several operating processes in 2011 and 2012 which increased plant throughput and operating performance. The mine also produced 3.3 million pounds of zinc in the first quarter of 2012 compared to 0.8 million pounds in the fourth quarter of 2011 and 3.2 million pounds in the first quarter of 2011.

During the quarter, 416,000 tonnes of ore were processed at an average milling rate of 4,567 tonnes per day, compared to 241,000 tonnes at an average of 2,618 tonnes per day in the fourth quarter of 2011, and 308,000 tonnes at an average of 3,419 tonnes per day in the first quarter of 2011. The average milling rate of 4,567 tonnes per day in the first quarter of 2012 is 14% higher than the plant's nominal design. The first quarter of 2012 plant performance resulted from continuous improvement initiatives including improved crushing, milling circuit efficiencies, improved preventive maintenance practices and proper mill feed selection. At these higher operating rates, the plant achieved near design silver recoveries.

Ore milled during the first quarter of 2012 contained an average silver grade of 221 g/t and an average silver recovery of 77.3% was achieved. This compared to an average silver grade of 274 g/t and recovery of 82.4% in the fourth quarter of 2011, and an average silver grade of 233 g/t and recovery of 73.6% in the first quarter of 2011. The lower silver grade during the first quarter of 2012 compared to the fourth quarter of 2011 was due to feeding the crusher average reserve grade material versus above-average grade material in the fourth quarter of 2011. Operating results were in-line with expectations for the quarter.

Mine operating costs

Direct mining costs in the first quarter of 2012 were $11.86 per ounce of silver compared to $14.97 per ounce in the fourth quarter of 2011 and $12.26 per ounce in the first quarter of 2011. The reduction in unit cost in 2012 compared to the fourth quarter of 2011 was primarily driven by the higher production volumes achieved and improvements in cost management.

Total cash cost in the first quarter of 2012, which includes by-product credits, treatment and refining costs, royalties and production taxes, was $20.30 per ounce of silver compared to $17.72 per ounce of silver in the fourth quarter of 2011 and $23.23 per ounce in the first quarter of 2011. Treatment and refining costs, as well as royalties and production taxes all vary as a function of sales prices and are recorded for the actual ounces of silver sold. Consequently, on a per ounce basis, the variability in total cash cost from period to period is partially due to sales prices and the difference between production and sales volumes. The higher incremental per ounce impact of these costs in the first quarters of both 2012 and 2011 compared with the fourth quarter of 2011 is due primarily to the fact that sales volumes were significantly higher in those quarters and, correspondingly, treatment and refining costs and royalties and production taxes incurred were significantly higher.

Exploration drilling program

Diamond drilling began in March in the Cortaderas Valley where two zones of silver-zinc mineralization were partially outlined in 2011. The 2012 drilling program is focused on expanding the Cortaderas Breccia and Cortaderas Valley Inferred mineral resources and upgrading significant portions of these resources to the Indicated mineral resource category. In addition, several drillholes will be testing new target areas identified immediately south and southwest of the San Miguel open pit from gravity and induced polarization surveys that were conducted earlier in the first quarter of the year. To date, six drillholes have been completed for a combined length of 2,716 meters, or about 12% of the planned 2012 drilling campaign of 22,350 meters. The assay results of these six, and subsequent, drillholes are expected in the second quarter of 2012.

Financial Results

Net Income

  Net loss of ($1.1) million or ($0.01) per share in the three months ended March 31, 2012, compared to net earnings of $9.9 million or $0.12 per share in the three months ended March 31, 2011.

Mine Operations

  Mine operating income at Pirquitas of $6.2 million in the three months ended March 31, 2012, from revenues of $38.4 million which were net of deductions, treatment and refining charges. Cost of sales was $23.6 million plus $8.6 million in non-cash depletion, depreciation and amortization.

Liquidity

  Cash and cash equivalents at March 31, 2012, were $293.3 million compared to $329.1 million at December 31, 2011. Working capital at March 31, 2012, was $301.5 million compared to $399.1 million at December 31, 2011.
Selected Financial Data (US$000’s, except per share amounts)

This summary of selected financial data should be read in conjunction with the interim financial statements and the management discussion and analysis ("MD&A") of the unaudited consolidated operating results and financial condition of the company for the three months ended March 31, 2012 and audited results for the year ended December 31, 2011.

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011
Income (loss) from mine operations	6,245	27,859
Operating income (loss)	(1,124)	20,440
Net income (loss) for the period	(1,075)	9,943
Basic earnings (loss) per share	(0.01)	0.12
Cash generated (used) in operating activities	(20,779)	21,759
Cash generated by financing activities	587	6,729
Cash generated by (used in) investing activities	(15,569)	(66)

Financial Position	March 31, 2012	December 31, 2011
Cash and cash equivalents	293,294	329,055
Current assets – total	502,073	476,676
Current liabilities – total	200,581	77,588
Working capital	301,492	399,088
Total assets	1,288,122	1,276,102

Principal Projects

Pitarrilla Project, Mexico

During the quarter the Company continued to advance work on the feasibility study that is scheduled for completion in the second half of 2012. Costs incurred during the quarter were principally third party engineering costs for metallurgical, engineering, environmental and geotechnical work as well as internal costs related to pre-development activities in Mexico.

As previously disclosed, a scoping level evaluation determined the preferred project concept to be a large open pit mine. Plant facilities are expected to target 16,000 tonnes per day and include a milling circuit, an agitated leach circuit and a flotation circuit. These facilities are expected to produce silver doré and separate lead and zinc concentrates containing payable silver.

The design of the open pit anticipates starting in the upper and mid-level oxide and transitional ores, then extending into the higher grade sulfide ores in the basal conglomerate zone and finally bottoming out in the upper levels of sulfide mineralization in sedimentary structures below the conglomerate. This mining operation will leave intact the middle and lower zones of the sedimentary structures for subsequent potential underground mining.

The Environmental Impact Assessment (“EIA”) process is scheduled to be completed with a construction permit application in the second half of 2012. The remaining land access rights are being negotiated and work has commenced for the operations camp, water wells and access roads.

In March 2012, the Company commenced an in-fill drilling program. This diamond drill program of approximately 8,300 meters has the objective of expanding the near-surface oxide mineralization at the Breccia Ridge and South Ridge zones. In addition, metallurgical testing is underway to optimize metal recoveries from oxide and sulfide mineralization. Where possible, results of the drilling and metallurgical studies will be included in the Pitarrilla feasibility study.

San Luis Project, Peru

Long-term land access negotiations continued with one of the two local communities, as an agreement with the other community was completed late last year.

The Company focused on advancing the EIA with comments being addressed. The completion of the land access agreements and approval of the EIA will enable a construction decision to be made.

In addition to pursuing land access agreements and environmental permits for the Ayelen gold-silver deposit the Company advanced its application for an environmental permit that would allow an exploration drilling campaign at the BP Zone, which is a high-potential porphyry copper target, located about 4.5 kilometers southeast of the Ayelen deposit. The environmental permit has been approved by the mining ministry and a water permit is expected shortly to enable drilling to commence. The BP Zone drilling program will consist of six holes.

Diablillos Project, Argentina

Expenditures primarily consisted of administrative, property taxes and camp maintenance costs. Fieldwork mainly involved rock sampling to identify satellite zones of near-surface oxidized gold mineralization that would complement the mineral resources defined in the main Oculto silver-gold deposit. A number of prospects were identified for follow-up mechanized trenching and additional sampling, and several of these targets will be drilled in 2012 with shallow boreholes. The planned program consists of approximately 2,000 meters of diamond drilling.

San Agustin Project, Mexico

Advanced negotiations continued with three parties that control the surface rights covering the Company’s mineral concessions. Once land access agreements are in place, a 5,000 meter diamond drilling program will be initiated. The objective of the drilling campaign will be to expand the near-surface oxidized gold resource. In addition to the proposed program of in-fill drilling, detailed metallurgical studies will also be undertaken and will focus on gold recovery characteristics of the oxidized gold mineralization.

Management Discussion & Analysis and Conference Call

This news release should be read in conjunction with Silver Standard’s First Quarter Ended March 31, 2012 Financial Statements and Management’s Discussion and Analysis filed with Canadian securities regulators available at www.sedar.com or the company’s web site at www.silverstandard.com.

  Conference Call and Webcast: Wednesday, May 9, 2012, at 11:00 a.m. ET.
Toll-free in North America:	(888) 429-4600
All other callers:	(970) 315-0481
Webcast:	http://ir.silverstandard.com/events.cfm
  The call will be archived and available at www.silverstandard.com. Audio replay will be available for one week by calling:
Toll-free in North America:	(855) 859-2056, replay conference ID 72525999
All other callers:	(404) 537-3406, replay conference ID 72525999

SOURCE: Silver Standard Resources Inc.

Contact:

Michael McDonald
Manager, Business Development
Silver Standard Resources Inc.
Vancouver, B.C.
N.A toll-free: (888) 338-0046
All others: (604) 689-3846
E-Mail: invest@silverstandard.com

Cautionary Statements on Forward Looking Information: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within Canadian securities laws (collectively “forward-looking statements”) related to the Company and its operations, and in particular, the anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the property is developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management and relate to, among other things: future production of silver and other metals; future cash costs per ounce of silver; the price of silver and other metals; the effects of domestic and foreign laws, regulations and government policies and actions affecting the Company’s operations or potential future operations; future successful development of the Pitarrilla and San Luis projects and other exploration and development projects; the sufficiency of the Company’s current working capital, anticipated operating cash flow or the Company’s ability to raise necessary funds; estimated production rates for silver and other payable metal produced by the Company; timing of production and the cash and total costs of production at the Company’s Pirquitas mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company’s mining projects; future sales of the metals, concentrates or other products produced by the Company; and the Company’s plans and expectations for its properties and operations.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: uncertainty of production and cost estimates for the Pirquitas Mine; uncertainty of production at the Company’s mineral exploration and development properties; risks and uncertainties associated with developing and exploring new mines including start-up delays; risks and hazards associated with the business of mineral exploration, development and mining (including operating in foreign jurisdictions, environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of the Company’s mineral deposits; risks related to the Company’s ability to obtain adequate financing for the Company’s planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for silver, gold and base metals and certain other commodities; risks related to obtaining long-term sales contracts or completing spot sales for the Company’s products; the Company’s history of losses and the potential for future losses; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, the Company’s title to properties and continued ownership thereof; risks related to the Company’s covenants given with respect to the Company’s 4.5% convertible senior notes due 2028; differences in U.S. and Canadian practices for reporting mineral resources and reserves; changes in national and local legislation, taxation, exchange controls or regulations and political or economic developments or changes in Canada, the United States, Argentina, Mexico, Peru or other countries where the Company holds assets or may carry on business, including without limitation recent import and export regulations in Argentina that may impact cash flow, concentrate sales and importation of goods and services required for the Pirquitas mine; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits the Company’s has obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on the Company’s properties; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; the Company’s ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Argentine peso, Peruvian sol and Mexican peso); increased costs affecting the mining industry, including the current high rate of inflation in Argentina; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies; the Company’s ability to attract and retain qualified personnel and management to grow the Company’s business; risks related to estimates of future income tax assets and liabilities; risks related to claims and legal proceedings; the Company’s ability to maintain adequate internal control over finan cial reporting; the future value of Pretium’s shares and the Company’s ability to monetize the full value of the Company’s interest in Pretium; and those factors identified under the heading “Risk Factors” in the Company’s most recent Form 20-F and Annual Information Form filed with the United States Securities and Exchange Commission (the “SEC”) and Canadian and Provincial securities regulatory authorities.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this news release under the heading ‘‘Other Risks and Uncertainties”. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. The Company’s advises U.S. investors that while such terms are recognized and required under Canadian regulations, the SEC does not recognize these terms. “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.